DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Years Ended December 31, 2025 and 2024



DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2025 and 2024

TABLE OF CONTENTS



PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dunham & Associates Investment Counsel, Inc. (a California corporation) (the "Company"), as of December 31, 2025 and 2024 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dunham & Associates Investment Counsel Inc.'s management. Our responsibility is to express an opinion on Dunham & Associates Investment Counsel, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dunham & Associates Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital under SEC Rule 15c3-1, Schedule II - Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and Schedule III - Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audits of Dunham & Associates Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Dunham & Associates Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF San Diego, LLP

PKF San Diego, LLP

We have served as Dunham & Associates Investment Counsel, Inc.'s auditor since 1997.
San Diego, California
February 27, 2026

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2025 and 2024

	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 8,975,480	$ 6,404,858
Accounts receivable and other receivables	4,517,231	3,547,361
Due from related parties	1,657,927	1,345,789
Prepayments	715,305	682,308
Total current assets	15,865,943	11,980,316
Fixed assets, net	464,972	631,714
Total assets	$ 16,330,915	$12,612,030
Liabilities and shareholder's equity		
Current liabilities:		
Accounts payable	$ 189,453	$ 112,933
Commissions payable	3,054,192	2,436,435
Other current liabilities	1,989,580	2,347,923
Total current liabilities	5,233,225	4,897,291
Total liabilities	5,233,225	4,897,291
Shareholder's equity:		
Common stock, no par value; 100,000 shares		
authorized, issued and outstanding	3,115,248	3,115,248
Retained earnings	7,982,442	4,599,491
Total shareholder's equity	11,097,690	7,714,739
Total liabilities and shareholder's equity	$ 16,330,915	$12,612,030

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2025 and 2024

	2025	2024
Revenues:		
Investment advisory services and fees	$ 35,590,270	$ 29,343,248
Brokerage and mutual fund commissions	154,559	117,288
Shareholder services fees	423,258	438,867
Interest and other income	321,759	171,796
Total revenues	36,489,846	30,071,199
Expenses:		
Employee compensation	9,183,044	9,208,285
Commissions and trading	14,084,888	11,122,438
Sales and marketing	1,452,897	1,442,700
Professional and outside services	1,631,855	1,356,205
Occupancy	1,499,175	1,432,065
Other expenses	475,664	389,612
Total expenses	28,327,523	24,951,305
Income before income taxes	8,162,323	5,119,894
Income tax expenses	4,372	65,474
Net income	$ 8,157,951	$ 5,054,420

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years ended December 31, 2025 and 2024

| | Common Stock | | Retained | Total stockholder's |
	Shares	Amount	earnings	equity
Balance at December 31, 2023	100,000	2,640,248	3,234,751	5,874,999
Capital contributions	-	475,000	-	475,000
Dividend distributions	-	-	(3,689,680)	(3,689,680)
Net income	-	-	5,054,420	5,054,420
Balance at December 31, 2024	100,000	$ 3,115,248	$ 4,599,491	$ 7,714,739
Dividend distributions	-	-	(4,775,000)	(4,775,000)
Net income	-	-	8,157,951	8,157,951
Balance at December 31, 2025	100,000	$ 3,115,248	$ 7,982,442	$11,097,690

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2025 and 2024

	2025	2024
Cash Flows from Operating activities:		
Net income	$ 8,157,951	$ 5,054,420
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	185,086	237,467
Changes in assets and liabilities:		
(Increase) decrease in current assets:		
Accounts receivable and other receivables	(969,870)	(473,772)
Due from related parties	(312,138)	260,255
Prepayments	(32,997)	(131,546)
Increase (decrease) in current liabilities:		
Accounts payable	76,520	26,985
Commissions payable	617,757	601,202
Other current liabilities	(358,343)	631,163
Net cash provided by operating activities	7,363,966	6,206,174
Cash Flows from Investing activities:		
Purchase of fixed assets	(18,344)	(39,163)
Net cash used in investing activities	(18,344)	(39,163)
Cash Flows from Financing activities:		
Capital contributions	–	475,000
Dividend distributions	(4,775,000)	(3,689,680)
Net cash used in financing activities	(4,775,000)	(3,214,680)
Net increase in cash and cash equivalents:	2,570,622	2,952,331
Cash and cash equivalents, at beginning of year	6,404,858	3,452,527
Cash and cash equivalents, at end of year	$ 8,975,480	$ 6,404,858
Supplemental disclosure of cash flow information:		
Income taxes paid (refunded), net	$ 3,572	$ 69,774

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Organization

    Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser ("RIA") and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer. The Company is a wholly owned subsidiary of Dunham & Associates Holdings, Inc. ("DAHI" or the "Parent Company").

    Business

    The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and commissions in the form of 12b-1 fees on the sales of certain classes of shares. In addition, the Company earns advisory fees from asset allocation and wrap fee programs utilizing no-load or load-waived share classes of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate under common control, serves as a trustee.

    Basis of Presentation

    The accompanying financial statements of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Certain prior period amounts have been reclassified to conform to the current period presentation. Effective December 31, 2025, the Company reclassified $3,113,258 previously presented as Additional Paid-in Capital to Common Stock. The December 31, 2024 and 2023 common stock balances on the Statements of Changes in Shareholder's Equity have been updated to reflect the reclassification. The Company issues no-par value common stock. No-par value stock represents shares issued without a stated nominal value; accordingly, the full proceeds from issuance are recorded in the Common Stock account. The reclassification had no impact on total current assets, total assets, total liabilities, shareholders' equity, net income, or cash flows.

    Cash and Cash Equivalents

    Cash and cash equivalents include cash on hand, cash in banks, and highly liquid investments, such as money market instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

    Accounts Receivable and Other Receivables and Allowance for Credit Losses

    Accounts receivable represents solely advisory fees due from clients. Pursuant to certain client account agreements, the Company collects these fees by charging clients' accounts on a quarterly basis in arrears. There have been no historical losses. Because the general payment term for client fees is short-term in nature, reasonable and supportable forecast has not had a material effect on the credit loss estimate for these assets. Considering historical experience, current conditions, and timely collection of all fees from clients on a quarterly basis, the Company deems that an allowance for credit losses of $0 related to accounts receivable is appropriate at the end of each reporting period presented.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Other Receivables and Allowance for Credit Losses (Continued)

Other receivables primarily represent miscellaneous short-term receivables arising in the normal course of business operations. Considering other receivables which are generally collected in full within a short period of time with no historical or current losses and the balances are not material, the Company deems the allowance for credit losses related to other receivables is zero.

Fixed Assets, Net

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation or amortization is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally three to seven years. Expenditures on maintenance and repairs are charged to expense as incurred.

Revenue Recognition

The Company's revenues are primarily derived from providing investment advisory services to the Dunham Funds and to clients utilizing its asset allocation and wrap fee programs ("Asset Allocation Programs"). The Company recognizes investment advisory services and fees as earned over the periods in which services are provided, generally over time. While investment management contracts and agreements tend to be long-term in nature or may have no specific contract term, the performance obligations are generally satisfied daily or monthly based on assets under management.

Revenue from the Dunham Funds

The Company, as investment adviser, earns monthly advisory fees from the Dunham Funds based on the average daily net asset value of each fund pursuant to an Investment Advisory Agreement between the Dunham Funds and the Company. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis. These fees, which are accrued monthly and collected the following month, represented approximately 41% and 42% of total investment advisory services and fees for the years ended December 31, 2025 and 2024, respectively.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company earns compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue monthly as earned and reported as brokerage and mutual fund commissions in the statements of income for the years ended December 31, 2025 and 2024, respectively.

The Company receives monthly shareholder services fees from the Dunham Funds for providing certain client servicing and administrative functions, a portion of which is in turn paid to its affiliate custodian. Such fees are recognized as revenue monthly as earned and presented as shareholder services fees in the statements of income for the years ended December 31, 2025 and 2024, respectively.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Third Parties

The Company, as program sponsor, has entered into agreements with various financial advisers and their clients choosing to use the Company's Asset Allocation Programs. The Asset Allocation Programs use the Dunham Funds – Class N or A Shares and select money market options. The Company earns monthly advisory fees based on either the performance of the underlying accounts ("Performance-based Fees") or on a flat percentage fee basis ("Asset-based Fees"), subject to the Asset Allocation Program selected, the financial adviser's choice and the qualification of the client.

- Asset-based Fees are calculated and earned monthly based upon the average of assets under management and contract advisory fees in accordance with the applicable Asset Allocation Program or investment management agreement. Depending on the program, advisory fees are collected monthly or quarterly. A portion of the advisory fees, generally the amount in excess of a 25 basis point program fee, are in turn paid to the financial advisers. Asset-based Fees represented approximately 42% and 41% of total investment advisory services and fees for the years ended December 31, 2025 and 2024, respectively.

- Performance-based Fees are calculated based on the total net increase in the market value of each account using "high-water" marks. The fee is equal to 10% of the total net increase, calculated monthly and charged quarterly. One-half of the quarterly fee collected is in turn paid to the financial adviser. Performance-based fees may be higher or lower than the Asset-based Fees and can fluctuate significantly from year to year based on market performance, a client's portfolio mix and individual high-water mark. Performance-based Fees represented approximately 16% and 17% of total investment advisory services and fees for the years ended December 31, 2025 and 2024, respectively.

The Company also receives monthly service fees from a third-party money market mutual fund for providing certain operational services related to the applicable accounts. Such fees are recognized monthly as earned and presented as interest and other income in the statements of income for the years ended December 31, 2025 and 2024, respectively.

Employee Compensation

Employee compensation primarily includes base salaries, sales commissions, bonuses, and other employee benefits, which are expensed as incurred.

DAHI offers a master retirement savings 401(k) plan to certain eligible employees of its subsidiaries. The eligible employees may voluntarily contribute 100% of their compensation subject to certain limits based on federal tax laws. The Company makes discretionary matching contributions to the plan based on an employee's eligible contributions up to a dollar limit prescribed by law. The Company reserves the right in its sole discretion to change the matching contribution percentage or decline to contribute at all. The expenses of the employer contributions to such plan for the years ended December 31, 2025 and 2024 were $170,717 and $162,866, respectively.

Use of Estimates

The preparation of financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenues and expenses during the reporting period. Actual results may differ from those estimates.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standard Board ("FASB") issued Accounting Standard Update 2023-09 ("ASU 2023-09"), *Income Taxes (Topic 740): Improvements to Income Tax Disclosures.* The Company has elected to be treated as an S corporation/Qualified Subchapter S Subsidiary ("QSub") under the Internal Revenue Code. Accordingly, the Company generally does not pay federal income taxes on its taxable income. Instead, taxable income or loss is passed through to the shareholders, who are individually responsible for reporting such amounts.

However, the Company is subject to certain state income and franchise taxes imposed to taxable income at the entity level.

Accounting Standards Issued But Not Yet Adopted

In March 2025, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2025-05*, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. This update amends the guidance in Topic 326 related to the recognition and measurement of credit losses for financial assets measured at amortized cost, including trade accounts receivable and contract assets.

ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted.

The adoption of ASU 2025-05 will require the Company to estimate expected credit losses over the lifetime of applicable financial assets, replacing the current incurred loss model with a forward-looking expected credit loss model. The Company is currently evaluating the impact of the new standard on its financial statements.

2. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

The following table presents the Company's accounts receivable arising from revenue recognition and other receivables as of December 31, 2025 and 2024.

	2025	2024	2023
Beginning balance	$ 3,547,361	$ 3,073,589	$ 1,615,868
Accounts receivable, net	967,386	871,316	1,065,207
Other receivables, net	2,484	(397,544)	392,514
Ending balance	$ 4,517,231	$ 3,547,361	$ 3,073,589

3. FIXED ASSETS, NET

The following table presents the Company's fixed assets as of December 31, 2025:

	Gross Carrying Amount	Accumulated Depreciation	Net
Fixed Assets:			
Furniture and equipment	$ 579,795	$ (364,486)	$ 215,309
Leasehold improvement	357,022	(148,613)	208,408
Computer equipment	879,655	(843,176)	36,479
Automobile	55,329	(55,329)	-
FF&E In Progress	4,775	-	4,775
Total fixed assets	$ 1,876,576	$ (1,411,604)	$ 464,972

The following table presents the Company's fixed assets as of December 31, 2024:

	Gross Carrying Amount	Accumulated Depreciation	Net
Fixed Assets:			
Furniture and equipment	$ 579,796	$ (262,986)	$ 316,810
Leasehold improvement	357,021	(97,573)	259,448
Computer equipment	866,086	(810,630)	55,456
Automobile	55,329	(55,329)	-
Total fixed assets	$ 1,858,232	$ (1,226,518)	$ 631,714

Depreciation expense for the years ended December 31, 2025 and 2024 was $185,086 and $237,467, respectively, and is included in the financial statement line item of occupancy.

4. OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2025 and 2024 consisted of the following:

	2025	2024
Accrued employee compensation	$ 1,576,664	$ 1,951,368
Other payables	348,105	323,497
Other accruals and current liabilities	64,811	73,058
Total other current liabilities	$ 1,989,580	$ 2,347,923

5. INCOME TAXES

The Parent Company has elected S corporation status for federal and state income tax purposes. Under this provision, the Parent Company does not pay federal income taxes, and corporate income, losses, deductions and credits are passed through to the shareholders. The Parent Company has elected to treat the Company, a wholly-owned subsidiary of an S corporation, as a qualified subchapter S subsidiary ("QSub"). The QSub election results in a deemed liquidation of the subsidiary into the parent. Following the deemed liquidation, the QSub is not treated as a separate corporation and all of the subsidiary's assets, liabilities, and items of income, deduction, and credit are treated as those of the parent. As such, the Company is not treated as a separate corporation for income tax purposes.

For financial reporting purposes, under a historical election, the Company computes its income taxes on a separate return basis. There are no federal income taxes on the Company's financial statements due to the QSub election. Effective 2025, state income tax expenses, except California minimum franchise income tax and Texas franchise income tax, are booked under the Parent Company, DAHI. The income tax expenses of $4,372 and $65,474 presented on the statements of income for the years ended December 31, 2025 and 2024 are for applicable current state income taxes paid net of refunds received.

The Company did not record any deferred tax assets or liabilities for the years ended December 31, 2025 or 2024 as they are considered immaterial to the financial statements and the Company has booked only California and Texas state income taxes. As of December 31, 2025 and 2024, the Company does not have a liability for unrecognized tax positions or accrued interest and/or penalties related to income tax matters.

The Company had no material unrecognized tax benefits as of December 31, 2025. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense when applicable.

DAHI, the Company's S corporation parent, files federal and state income tax returns. DAHI's federal income tax returns for the tax years ended December 31, 2025, 2024 and 2023 and its state income tax returns for the tax years ended December 31, 2025, 2024, 2023 and 2022 are open to examination under the statutes of limitations by the Internal Revenue Service and its material state taxing authorities. However, there is no current audit for any open tax year in any tax jurisdiction.

6. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. On December 31, 2025 and 2024, the amount of net capital, as defined, exceeds the minimum amount required by $4,792,418 and $2,311,042, respectively, and its ratio of aggregate indebtedness to net capital is 1.02 to 1 and 1.86 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3(k)(2)(i) as an introducing broker because it carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

7. RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds and for services as discussed in Note 1. For the years ended December 31, 2025 and 2024, these fees amounted to $15,211,572 and $12,785,372, respectively, representing approximately 42% and 43% of total revenues. As of December 31, 2025 and 2024, the Company has a receivable balance of $1,465,812 and $1,190,675, respectively, which is included in due from related parties.

Pursuant to an intercompany fee and expense sharing agreement, DAHI is responsible as the principal lessee under any lease for the premises occupied by the Company and the Company will be allocated their reasonable share of such office space. For the years ended December 31, 2025 and 2024, the Company incurred and paid $346,665 and $378,171, respectively, to DAHI for reimbursement for office space and related costs and presented such in the financial statement line item of occupancy on the statements of income. There was no balance included in due to related parties arising from these transactions as of December 31, 2025 and 2024.

Dunham Trust Company ("DTC") is an affiliate of the Company under common control.

- In exchange for certain back-office services and operations the Company's employees provide to DTC pursuant to a trust administration and operations agreement, DTC reimburses the Company a certain portion of its salaries and benefits incurred on a monthly basis. Total amounts received by the Company under this service agreement were $3,480,000 and $3,000,000 for the years ended December 31, 2025 and 2024, respectively. The reimbursements from DTC were offset against the Company's employee compensation on the statements of income. As of December 31, 2025 and 2024, the Company has no outstanding receivable balance related to a trust administration and operations agreement.

- Pursuant to a professional services agreement, the Company also provides certain investment advisory services for DTC's clients and shares with DTC a certain percentage of its total gross revenue ranging from 50% to 95%. For the years ended December 31, 2025 and 2024, the Company incurred expenses of $1,575,721 and $1,273,611, respectively, and presented such in the financial statement line item of commissions and trading on the statements of income. As of December 31, 2025 and 2024, the Company has a net due from/(to) related parties balance of ($16,347) and $3,698, respectively.

- The Company earns certain shareholder services fee revenue from the Dunham Funds for providing certain client servicing and administrative functions and pays a portion to DTC which is an affiliate custodian for certain Asset Allocation Programs. The Company incurred respective shareholder services fee expenses of $26,835 and $29,753 for the years ended December 31, 2025 and 2024 and presented such in the financial statement line item of commissions and trading on the statements of income. As of December 31, 2025 and 2024, the Company has a payable balance of $2,631 and $2,447, respectively, which is net with due from related parties.

As of December 31, 2025 and 2024, the Company has a receivable balance of $211,094 and $153,863, respectively, from affiliates for advances which is included in due from related parties.

8. FINANCIAL INSTRUMENTS

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other receivables, due from related parties, prepayments, accounts payable, commissions payable, and other current liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

9. CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at two financial institutions located in California. The accounts at these banks are insured by the Federal Deposit Insurance Corporation up to applicable limits. On December 31, 2025, the Company's uninsured cash balances totaled $8,528,836. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and closely monitors such institutions on an ongoing basis.

As the adviser and distributor of the Dunham Funds, the Company derives a significant portion of its revenues from various fees earned related to these funds. The Company presents these revenues as investment advisory services and fees, brokerage and mutual fund commissions, and shareholder services fees on the statements of income and receivables from these funds as due from related parties on the statements of financial condition. See Notes 1 and 7. There have been no historical losses. Because the general payment term for fees from the Dunham Funds is short-term in nature, reasonable and supportable forecast has not had a material effect on the credit loss estimate for these assets. Considering historical experience, current conditions, the financial positions and operating results of the Dunham Funds, and timely collection of all fees on a monthly basis, the Company deems the allowance for credit losses related to due from the Dunham Funds to be de minimis to be recognized at the end of each reporting period presented.

10. SEGMENT REPORTING

The Company is engaged in a single line of business with dual registrations as an RIA and a securities broker-dealer, which is comprised of several classes of services, including investment advisory, brokerage, and other services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment (i.e., investment management) and therefore, a single reportable segment (i.e., investment management), because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

This single reportable segment's total assets are presented on the statements of financial condition as of December 31, 2025 and 2024 and its revenues and significant expenses are presented on the statements of income for the years then ended.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued on February 27, 2026 to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements. No such events were identified.

SUPPLEMENTAL INFORMATION

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
December 31, 2025 and 2024

	2025	2024
Credits:		
Stockholder's equity	$ 11,097,690	$ 7,714,739
Total credits	11,097,690	7,714,739
Debits:		
Nonallowable assets:		
Accounts receivable and other receivables	4,517,231	3,547,361
Due from related parties	258,882	215,828
Prepayments	715,305	682,308
Fixed assets, net	464,972	631,714
Total debits	5,956,390	5,077,211
Net capital	5,141,300	2,637,528
Minimum net capital required (6-2/3% of aggregate indebtedness,		
or $250,000, whichever is greater)	348,882	326,486
Excess net capital	$ 4,792,418	$ 2,311,042
Aggregate indebtedness:		
Accounts payable	$ 189,453	$ 112,933
Commissions payable	3,054,192	2,436,435
Other current liabilities	1,989,580	2,347,923
Total aggregate indebtedness	$ 5,233,225	$ 4,897,291
Ratio: Aggregate indebtedness to net capital	1.02 to 1	1.86 to 1

There are no material differences between the preceding computation of net capital included in the amended unaudited Part IIA of Form X-17a-5 as of December 31, 2025 filed on February 15, 2026 and the computation of net capital above.

See accompanying report of independent registered public accounting firm.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2025 and 2024

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

See accompanying report of independent registered public accounting firm.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2025 and 2024

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

See accompanying report of independent registered public accounting firm.



PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dunham & Associates Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunham & Associates Investment Counsel, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Dunham & Associates Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Dunham & Associates Investment Counsel, Inc. stated that Dunham & Associates Investment Counsel, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Dunham & Associates Investment Counsel, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunham & Associates Investment Counsel, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF San Diego, LLP

San Diego, California   PKF San Diego, LLP
February 27, 2026



Dunham

6256 GREENWICH DR
STE 550
SAN DIEGO, CA 92122

T: (858) 964-0500
F: (858) 964-0505

February 27, 2026

PKF San Diego, LLP
2020 Camino del Rio North, Suite 1000
San Diego, CA 92108

RE: SEA Rule 17a-5 Exemption Report

We, as members of management of Dunham & Associates Investment Counsel, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1934 ("SEA"). Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an "Exemption Report" prepared by an independent public accountant based upon a review of assertions provide by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the Possession or Control and Reserve Requirement provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2025.

The above statements are made to the best knowledge and belief of the Company. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

By:

Jennifer Gardyne, CPA
Chief Financial Officer

Viktoria Palermo, CRCP®
Chief Compliance Officer



PKF San Diego, LLP
2020 Camino del Rio North,
Ste 1000
San Diego, CA, 92108
(619) 238-1040
www.pkfsandiego.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Dunham & Associates Investment Counsel, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and the associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December

31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PKF San Diego, LLP

San Diego, California   PKF San Diego, LLP
February 27, 2026